8.   CONCENTRATIONS

During the year, the Company maintained cash balances in excess of the Federally insured limits. The funds are with major money center banks, and financial institutions. Consequently, the Company does not believe that there is a significant risk in having these balances in any one of these financial institutions.

9.   REQUIREMENTS OF RULE 15c3-3

The Company is an introducing broker, exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefits of Customers, under the provisions of paragraph (k) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

10.   NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1.28 to 1 at December 31, 2015.

At December 31, 2015, the Company had net capital of $1,699,356, which was $1,553,853 in excess of its required net capital of $145,503.

11.   SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 11, 2016, which is the date the financial statements were available for issue.